                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             TREGA BIOSCIENCES, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                    894699107
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                                 (CUSIP NUMBER)

                             GEORGE M. GRASS, PH.D.
                                C/O NAVICYTE INC.
                            351 EAST GLENDALE AVENUE
                                SPARKS, NV 89341
                                 (702) 353-3700
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                NOVEMBER 23, 1998
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                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 6 Pages)

    CUSIP NO.   894699107              13D                Page 2 of 6 Pages


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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GEORGE M. GRASS, Ph.D.
      ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY


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   4  SOURCE OF FUNDS    (See Instructions)

            00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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                      7   SOLE VOTING POWER

                          1,428,231

                      ----------------------------------------------------------
     NUMBER OF        8   SHARED VOTING POWER
       SHARES
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             1,428,231
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          -0-
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,428,231
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.0%
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  14  TYPE OF REPORTING PERSON

              IN
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                                            -2-

ITEM 1. SECURITY AND ISSUER

        (a)    Title of Security:

               Trega Biosciences, Inc. Common Stock, $.001 par value per share (the "Common Stock")

        (b)    Name of Issuer:

               Trega Biosciences, Inc., a Delaware corporation ("Trega").

        (c)    Address of Issuer's Principal Executive Office:

               The principal executive office of Trega is located at 9880 Campus Point Drive, San Diego, California, 92121.



ITEM 2. IDENTITY AND BACKGROUND

        (a) This statement is filed by George M. Grass, Ph.D., an individual ("Dr. Grass").

        (b) The business address of Dr. Grass is c/o NaviCyte, Inc., 851 East Glendale Avenue, Sparks, Nevada, 89431.

        (c) Dr. Grass' principal occupation or employment is President of NaviCyte, Inc., 851 East Glendale Avenue, Sparks, Nevada, 89431.

        (d) During the last five years, there have been no criminal proceedings against Dr. Grass.

        (e) During the last five years, Dr. Grass has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Dr. Grass is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The securities were acquired upon the consummation of the Merger (as defined in Item 4 below).



ITEM 4. PURPOSE OF THE TRANSACTION

        (a) Not applicable, except that, as an employee of a wholly owned subsidiary of Trega (NaviCyte), Dr. Grass expects to receive options to accrue additional shares of Trega's Common Stock. Arrangements between NaviCyte and Dr. Grass presently call for the grant of an option to acquire an additional 150,000 shares of Trega's Common Stock (the "Option").

        (b) Pursuant to the terms of an Agreement and Plan of Reorganization, dated November 12, 1998 (the "Merger Agreement") among Trega, TBNC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Trega ("Acquisition Corporation"), NaviCyte, Inc., a Delaware corporation ("NaviCyte"), George M. Grass, Ph.D. and Patrick J. Sinko, Ph.D, Acquisition Corporation was merged with and into NaviCyte (the "Merger"), with NaviCyte being the surviving corporation. Effective as of November 23, 1998, Trega acquired all of the outstanding shares of NaviCyte capital stock. As a result of the Merger, the following has taken place: (i) holders of NaviCyte capital stock prior to the Merger have received, in the aggregate: (a) $210,000 in cash and
(b) 1,428,231 shares of Trega Common Stock (all of which have been issued to Dr. Grass); and (ii) holders of options to acquire NaviCyte capital stock prior to the Merger ("NaviCyte Option Holders") have received, in the aggregate, options to acquire 1,071,756 shares of Trega Common Stock (which amount is not subject to vesting). An amount representing 25% of the total shares of Trega Common Stock issued to Dr. Grass and an amount representing 25% of the shares of Trega Common Stock issuable to each NaviCyte Option Holder upon exercise of their respective options shall be "Escrow Shares" (as defined in the Merger Agreement).

        The foregoing description of the transactions involving Trega and NaviCyte and the various agreements entered into in connection therewith is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by this reference.

        (c) Not applicable.

        (d) Not applicable.

        (e) None, other than a change in the number of outstanding shares of Trega Common Stock as contemplated by the Merger Agreement (and, potentially, the Option).

        (f) Upon consummation of the Merger, NaviCyte became a wholly owned subsidiary of Trega.

        (g) Not applicable.

        (h) Not applicable.

        (i) Not applicable.

        (j) Not applicable.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) Dr. Grass is the sole beneficial owner of, has sole power to vote and has sole power to dispose of 1,428,231 shares of Trega Common Stock. Such shares constitute approximately 9.0% of the issued and outstanding shares of Trega Common Stock as of November 23, 1998. The business address of Dr. Grass is c/o NaviCyte, Inc., 851 East Glendale Avenue, Sparks, Nevada, 89431.

Dr. Grass' principal occupation or employment is President of NaviCyte, Inc., 851 East Glendale Avenue, Sparks, Nevada, 89431.

During the last five years, there have been no criminal proceedings against Dr. Grass.

During the last five years, Dr. Grass has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Grass is a citizen of the United States.

        (c) Dr. Grass has not effected any transaction in Trega Common Stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Upon the effectiveness of the Merger, Dr. Grass remained as President of NaviCyte. In connection with the Merger, Dr. Grass has signed an employment agreement with NaviCyte.

        Dr. Grass, as well as full-time NaviCyte employees, are (to the extent not treated by continuation of NaviCyte benefit plans) eligible to participate in Trega employee benefit plans, including Trega's stock option plan.

        Other than as described in the foregoing paragraph and in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Trega, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


   EXHIBIT NO.      DESCRIPTION
   -----------      -----------
       99.1         Agreement and Plan of Merger and Reorganization dated as of November 12,
                    1998, by and among Trega Biosciences, Inc., a Delaware corporation, TBNC
                    Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Trega, NaviCyte, Inc., a Delaware corporation, George M. Grass, Ph.D. and
                    Patrick J. Sinko, Ph.D.

       99.2         Employment Agreement dated November 10, 1998 between NaviCyte, Inc. and
                    George M. Grass, Ph.D.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  December 1, 1998

                                        /s/ GEORGE M. GRASS
                                        ----------------------------------------
                                        George M. Grass, Ph.D.

                                        EXHIBIT INDEX


   EXHIBIT
     NO.       DESCRIPTION
   -------     -----------
    99.1       Agreement and Plan of Merger and Reorganization dated
               as of November 12, 1998, by and among Trega
               Biosciences, Inc., a Delaware corporation, TBNC
               Acquisition Corporation, a Delaware corporation and a
               wholly-owned subsidiary of Trega, NaviCyte, Inc., a
               Delaware corporation, George M. Grass, Ph.D. and
               Patrick J. Sinko, Ph.D.

    99.2 Employment Agreement dated November 10, 1998 between NaviCyte, Inc. and George M. Grass, Ph.D.
